UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

Ossen Innovation Co., Ltd.

(Name of the Issuer)

Ossen Innovation Co., Ltd.

New Ossen Group Limited

New Ossen Innovation Limited

Acme Innovation Limited

Pujiang International Group Limited

Elegant Kindness Limited

Dr. Liang Tang

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G67908106

(CUSIP Number)

Ossen Innovation Co., Ltd.	Dr. Liang Tang
c/o Wei Hua	New Ossen Group Limited
518 Shangcheng Road, Floor 17	New Ossen Innovation Limited
Pudong District, Shanghai, 200120	Acme Innovation Limited
People’s Republic of China	Pujiang International Group Limited
Telephone: +86 (21) 6888-888	Elegant Kindness Limited
16/F, No. 518, Shangcheng Road
Pudong District, Shanghai
People’s Republic of China
Telephone: +86 (21) 6888-888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
DLA Piper (UK) LLP	Wilson Sonsini Goodrich & Rosati
20th Floor South Tower Beijing Kerry Center	Jin Mao Tower 38F, Unit 03-04
No.1 Guanghua Road, Chaoyang District	88 Century Boulevard
Beijing 100020, PRC	No. 2 Jianguomenwai Avenue
Attention: James Chang, Esq.; Yang Ge, Esq.	Pudong, Shanghai, 200121, China
Facsimile: +86 10 8520 0700	Attention: Dan Ouyang, Esq.; Jie Zhu, Esq.
Facsimile: +86 21 6165 1799

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
US$11,459,887	US$1,250.27

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of US$1.70 for 6,741,110 issued and outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Table of Contents

INTRODUCTION

This amendment no. 2 to Rule 13E-3 transaction statement on Schedule 13E-3 (“Amendment No. 2”), together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Ossen Innovation Co., Ltd., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the registered ordinary shares, par value of US$$0.01 per share (each, a “Share” and collectively, the “Shares”); (b) New Ossen Group Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) New Ossen Innovation Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned Subsidiary of the Parent (“Merger Sub”); (d) Acme Innovation Limited, a company with limited liability incorporated under the laws of the British Virgin Islands ; (e) Pujiang International Group Limited, a company with limited liability incorporated under the laws of the Cayman Islands; (f) Elegant Kindness Limited, a company with limited liability incorporated under the laws of the British Virgin Islands; and (g) Dr. Liang Tang, the chairman of the board of directors of the Company (“Dr. Tang”). Filing Persons (b) through (g) are collectively referred to herein as the “Buyer Group.”

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

This Amendment no. 2 amends and supplements certain information set forth in the Transaction Statement. This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement.

Item 4   Terms of the Transaction

Item 4 is hereby amended and supplemented by adding the following:

On June 16, 2021, Parent, Merger Sub and the Company entered into an amendment No. 1 to the original merger agreement, pursuant to which the Termination Date under the merger agreement is extended from June 17, 2021 to September 17, 2021.

Item 5   Past Contracts, Transactions, Negotiations and Agreements

Item 5 is hereby amended and supplemented by adding the disclosure under Item 4 above in this Amendment No. 2.

Item 13   Financial Statements

Item 13 is hereby amended and supplemented by adding the following

The audited financial statements of the Company for the year ended December 31, 2020 is incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2020, filed on May 17, 2021 (see page F-1 and following pages).

Item 15   Additional Information

Item 15 is hereby amended and supplemented by adding the following:

On April 14, 2021, the Company changed its auditor from BDO China Shu Lun Pan Certified Public Accountants LLP to WWC, P.C. (“WWC”) as its independent registered public accounting firm for the fiscal year ended December 31, 2020. The Audit Committee and the Board of Directors of the Company approved the appointment of WWC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020.

In connection with the change of auditor, the Company provides that:

1. the dismissal of BDO and the appointment of WWC have been considered and approved by the Company's audit committee and board of directors;

2. The audit report of BDO on the financial statements of the Company as of and for the years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

3. There were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of BDO’s engagement up to the date of dismissal which disagreements that, if not resolved to BDO’s satisfaction, would have caused BDO to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F occurred within the two fiscal years of the Company ended December 31, 2019 and 2018 and subsequently up to the date of dismissal.

On June 16, 2021, Parent, Merger Sub and the Company entered into an amendment No. 1 to the original merger agreement, pursuant to which the Termination Date under the merger agreement is extended from June 17, 2021 to September 17, 2021.

Item 16   Exhibits

Item 16 is hereby amended and supplemented by adding the following:

(a)-(11)	Annual Report on Form 20-F for the year ended December 31, 2020 of the Company filed with the SEC on May 17, 2021.

(a)-(12)	Press Release issued by the Company, dated June 16, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on June 16, 2021.

(a)-(13)	Press Release issued by the Company, dated April 14, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 14, 2021.

(a)-(14)	Letter Regarding Change in Accountants for Form 6-K, dated April 14 , 2021, incorporated herein by reference to Exhibit 16.1 to the Report on Form 6-K furnished by the Company to the SEC on April 14, 2021.

(d)-(2)	Amendment to Agreement and Plan of Merger, dated as of June 16, 2021 by and among the Company, Parent and Merger Sub incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on June 16, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2021

Ossen Innovation Co., Ltd.

By:	/s/ Wei Hua
Name:	Wei Hua
Title:	Chief Executive Officer and Chief Financial Officer

Pujiang International Group Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

Liang Tang

By:	/s/ Liang Tang
Name:	Liang Tang

New Ossen Group Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

[Signature Page to Schedule 13E-3 (Ossen Innovation Co., Ltd.)]

New Ossen Innovation Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

Acme Innovation Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

Elegant Kindness Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Director

[Signature Page to Schedule 13E-3 (Ossen Innovation Co., Ltd.)]